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HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG —— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 13, 2020

Confidential

Ms. Jan Woo, Legal Branch Chief

Mr. Mitchell Austin, Staff Attorney

Mr. Robert Littlepage, Accounting Branch Chief

Ms. Claire DeLabar, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	BlueCity Holdings Limited (CIK No. 0001791278)

Draft Registration Statement on Form F-1

Dear Ms. Woo, Mr. Austin, Mr. Littlepage and Ms. DeLabar:

On behalf of our client, BlueCity Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) the revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on January 17, 2020 and two copies of the submitted exhibits.

U.S. Securities and Exchange Commission

March 13, 2020

The Company has updated the Revised Draft Registration Statement to include (i) its audited consolidated financial statements and selected financial information as of and for the year ended December 31, 2019 and (ii) other recent developments.

*     *     *

U.S. Securities and Exchange Commission

March 13, 2020

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Allen Lu, partner at KPMG Huazhen LLP, by telephone at +86 10 8508-7805 or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:

Baoli Ma, Chief Executive Officer, BlueCity Holdings Limited

Zhiyong (Ben) Li, Chief Financial Officer, BlueCity Holdings Limited

Allen Lu, Partner, KPMG Huazhen LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Yi Gao, Esq., Partner, Simpson Thacher & Bartlett LLP